Filed Pursuant to Rule 253(g)(2)
File No. 024-12141

RISE COMPANIES CORP.

SUPPLEMENT NO. 3 DATED DECEMBER 8, 2023
TO THE OFFERING CIRCULAR DATED SEPTEMBER 29, 2023

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the “Company”, “we”, “our” or “us”), dated September 29, 2023 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 3, 2023, as previously amended or supplemented (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Describe amendments approved, and update language throughout the Offering Circular, with respect to our 2014 Stock Option and Grant Plan to reflect an increase in shares of Class A Common Stock available for grant

Amendment to 2014 Stock Option and Grant Plan

As recommended and approved by our Board of Directors, including all of our independent directors, on December 5, 2023, we received the requisite consent of our stockholders to the amendment of our 2014 Stock Option and Grant Plan (the “Plan”) pursuant to an amendment and restatement of the Plan, to increase the number of shares of Class A Common Stock eligible for grant under the Plan by 10,000,000 shares of Class A Common Stock, from 10,100,000 shares to 20,100,000 shares.

The foregoing description of the amendment to the Plan is qualified in its entirety by reference to the copy of the Third Amended and Restated 2014 Stock Option and Grant Plan included as an exhibit to our Form 1-U filed with the SEC on December 8, 2023.